UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
CNFinance Holdings Limited
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
18979T105**
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the ordinary shares. CUSIP number 18979T105 has been assigned to the American Depositary Shares (“ADS”), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CNF.” Each ADS represents twenty (20) ordinary shares, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18979T105	13G	Page 2 of 17

(1)	Names of reporting persons. Cathay Capital Holdings II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 0(1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 0(1)

(9)	Aggregate amount beneficially owned by each reporting person. 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0%
(12)	Type of reporting person (see instructions). PN
(1)
These ordinary shares, par value US$0.0001 per share, of the Issuer (each, an “Ordinary Share”) may be held, in part, in the form of American Depositary Shares (“ADSs”), with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 3 of 17

(1)	Names of reporting persons. Cathay Master GP, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 0(1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 0(1)

(9)	Aggregate amount beneficially owned by each reporting person. 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0%
(12)	Type of reporting person (see instructions). OO, HC
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 4 of 17

(1)	Names of reporting persons. New China Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 41,321,240(1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 41,321,240(1)

(9)	Aggregate amount beneficially owned by each reporting person. 41,321,240(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.6%
(12)	Type of reporting person (see instructions). IA, PN
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 5 of 17

(1)	Names of reporting persons. NCCM, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 41,321,240(1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 41,321,240(1)

(9)	Aggregate amount beneficially owned by each reporting person. 41,321,240(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.6%
(12)	Type of reporting person (see instructions). OO, HC
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 6 of 17

(1)	Names of reporting persons. TAM China, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 41,321,240 (1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 41,321,240 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 41,321,240 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 2.6%
(12)	Type of reporting person (see instructions). OO, HC
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 7 of 17

(1)	Names of reporting persons. Trust Cathay Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 76,561,060(1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 76,561,060 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 76,561,060 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 4.9%
(12)	Type of reporting person (see instructions). OO, HC
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 8 of 17

(1)	Names of reporting persons. Cathay Auto Services Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 0 (1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 0 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 0 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0%
(12)	Type of reporting person (see instructions). OO
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 9 of 17

(1)	Names of reporting persons. The Cathay Investment Fund, Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 0 (1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 0 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 0 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0%
(12)	Type of reporting person (see instructions). OO, HC
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 10 of 17

(1)	Names of reporting persons. New China Investment Management Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 0
	(6)	Shared voting power. 15,223,160 (1)
	(7)	Sole dispositive power. 0
	(8)	Shared dispositive power. 15,223,160 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 15,223,160 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 1.0%
(12)	Type of reporting person (see instructions). IA, CO
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 11 of 17

(1)	Names of reporting persons. TLF Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Connecticut
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 19,581,960 (1)
(7) Sole dispositive power. 0
(8) Shared dispositive power. 19,581,960 (1)
(9)	Aggregate amount beneficially owned by each reporting person. 19,581,960 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 1.3%
(12)	Type of reporting person (see instructions). OO
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 12 of 17

(1)	Names of reporting persons. Emerald Asset Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. Connecticut
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 8,158,620 (1)
(7) Sole dispositive power. 0
(8) Shared dispositive power. 8,158,620 (1)
(9)	Aggregate amount beneficially owned by each reporting person. 8,158,620 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 0.5%
(12)	Type of reporting person (see instructions). OO
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 13 of 17

(1)	Names of reporting persons. Paul S. Wolansky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power. 569,940
	(6)	Shared voting power. 84,284,980(1)
	(7)	Sole dispositive power. 569,940
	(8)	Shared dispositive power. 84,284,980 (1)

(9)	Aggregate amount beneficially owned by each reporting person. 84,854,920(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 5.4%
(12)	Type of reporting person (see instructions). IN
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 14 of 17

(1)	Names of reporting persons. S. Donald Sussman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Citizenship or place of organization. United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 0
(6) Shared voting power. 163,521,200(1)
(7) Sole dispositive power. 0
(8) Shared dispositive power. 163,521,200(1)
(9)	Aggregate amount beneficially owned by each reporting person. 163,521,200(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 10.5%
(12)	Type of reporting person (see instructions). IN
(1)	These Ordinary Shares may be held, in part, in the form of ADSs, with each ADS representing 20 Ordinary Shares.

CUSIP No. 18979T105	13G	Page 15 of 17
Item 1.

(a)	Name of issuer

CNFinance Holdings Limited

(b)	Address of issuer’s principal executive offices

44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guangdong Province 510620
People’s Republic of China
Item 2.

(a)	Name of person filing
This Schedule 13G is being filed on behalf of the following:
i.	Cathay Capital Holdings II, L.P. (“Cathay Capital”);
ii.	Cathay Master GP, Ltd. (“Cathay Master”), which is a general partner and limited partner of Cathay Capital;
iii.	New China Capital Management, L.P. (“New China L.P.”), which is the investment manager of Cathay Capital;
iv.	NCCM, LLC (“NCCM”), which is a general partner of New China L.P.;
v.	TAM China, LLC (“TAM China”), which is a general partner of New China L.P.;
vi.	Trust Cathay Management, LLC (“Trust Cathay Management”), which wholly owns and controls TAM China;
vii.	Cathay Auto Services Limited (“Cathay Auto”);
viii.	The Cathay Investment Fund, Limited (“CIF”), which wholly owns Cathay Auto;
ix.	New China Investment Management Inc. (“New China Inc.”), which is the investment manager of CIF;
x.	TLF Holdings, LLC (“TLF Holdings”);
xi.	Emerald Asset Management, LLC (“Emerald Asset”);
xii.
Paul S. Wolansky (“Wolansky”), who wholly owns and controls NCCM, TLF Holdings, and Emerald Asset; and further, owns and controls 50% of New China Inc. (with the other 50% being owned and controlled by Sussman) and 50% of New China L.P. (with the other 50% being owned and controlled by Sussman); and

xiii.
S. Donald Sussman (“Sussman”), who wholly owns and controls TAM China and further, owns and controls 50% of New China Inc. (with the other 50% being owned and controlled by Wolansky) and 50% of New China L.P. (with the other 50% being owned and controlled by Wolansky).

Cathay Capital, Cathay Master, New China L.P., NCCM, TAM China, Trust Cathay Management, Cathay Auto, CIF, New China Inc., TLF Holdings, Emerald Asset, Wolansky, and Sussman are collectively referred to in this Schedule 13G as the “Reporting Persons”.

CUSIP No. 18979T105	13G	Page 16 of 17

(b)	Address or principal business office or, if none, residence
The address of the principal business office for Cathay Capital, Cathay Master, New China L.P., NCCM, Cathay Auto, CIF, New China Inc., TLF Holdings, Emerald Asset, and Wolansky is: c/o New China Capital Management, L.P., 470 West Ave., Suite 2011, Stamford, Connecticut 06902-6359, U.S.A.
The address of the principal business office for TAM China, Trust Cathay Management, and Sussman is: 888 E Las Olas Blvd, Suite 710, Fort Lauderdale, Florida 33301-2395, U.S.A.

	(c)	Citizenship
		i.	Cathay Capital: Cayman Islands
		ii.	Cathay Master: Cayman Islands
		iii.	New China L.P.: Delaware
		iv.	NCCM: Delaware
		v.	TAM China: Delaware
		vi.	Trust Cathay Management: Delaware
		vii.	Cathay Auto: British Virgin Islands
		viii.	CIF: Cayman Islands
		ix.	New China Inc.: Delaware
		x.	TLF Holdings: Connecticut
		xi.	Emerald Asset : Connecticut
		xii.	Wolansky: United States
		xiii.	Sussman: United States
(d)	Title of class of securities

Ordinary share, par value US$0.0001 per share (“Ordinary Share”)

(e)	CUSIP No.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 18979T105 has been assigned to the American Depositary Shares (“ADS”), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “CNF.” Each ADS represents twenty (20) Ordinary Shares.

Item 3.	Statement Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c)
Not applicable.

Item 4.	Ownership
(a)-(c)
The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 1,559,576,960 Ordinary Shares outstanding as of December 31, 2022, as provided by the Issuer.

Item 5.	Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☒

The following Reporting Persons have ceased to be the beneficial owner of more than five percent of the Ordinary Shares: Cathay Capital, Cathay Master, New China L.P., NCCM, TAM China, Trust Cathay Management, Cathay Auto, CIF, New China Inc., TLF Holdings, Emerald Asset.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
The Reporting Persons may be deemed to be members of a group with respect to the Ordinary Shares held directly by Cathay Capital and Cathay Auto. The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023

CATHAY CAPITAL HOLDINGS II, L.P.

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director of General Partner

CATHAY MASTER GP, LTD.

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA CAPITAL MANAGEMENT, L.P.

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NCCM, LLC

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

TAM China, LLC

By:	Trust Cathay Management, LLC, its sole owner
By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Manager

Trust Cathay Management, LLC

By:	/s/ S. Donald Sussman
Name: S. Donald Sussman
Title: Manager

CATHAY AUTO SERVICES LIMITED

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

The CATHAY INVESTMENT FUND, Limited

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA INVESTMENT MANAGEMENT INC.

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

PAUL S. WOLANSKY

/s/ Paul S. Wolansky

S. DONALD SUSSMAN

/s/ S. Donald Sussman

TLF Holdings, LLC
By:	TLF LLC

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: President

Emerald Asset Management, LLC

By:	/s/ Paul S. Wolansky
Name: Paul S. Wolansky
Title: President

EXHIBIT INDEX

Exhibit	Description

99.1.	Joint Filing Agreement